UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, December 1, 2023

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

Subject: Dividend payment notice

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market

Relations of Central Puerto S.A. (the “Company”) so as to inform the dividend payment notice equivalent to $ 32.431222 per share (“Dividends”) as follows:

1) It is hereby put on record that shareholdings recorded as of December 11, 2023 shall be the only ones taken into account to dividend payment (“Cut-off Date”).

2) Dividend Payment Date is December 18, 2023.

3) Payment of Dividends shall be conducted as follows:

3.1)	91.68% of Dividends shall be paid in securities, through the delivery, in accordance with the corresponding shareholding, as follows: Delivery per share:

a)

The amount of NV 0.076105 of Global Bonds of the Argentine Republic amortized in USD with due date on July 9, 2035, whose code is GD35 – ISIN US040114HT09 (“Global Bonds GD35”) valued at closing of operations on November 30, 2023 in $295.01 per 1 NV.

b)

The amount of NV 0.018632 of Global Bonds of the Argentine Republic amortized in USD with due date on July 9, 2041, whose code is GD41 – ISIN US040114HV54 (“Global Bonds GD41”) valued at closing of operations on November 30, 2023 in $297.80 per 1 NV.

c)

The amount of NV 0.002358 of Global Bonds of the Argentine Republic amortized in USD with due date on July 9, 2030, whose code is GD30 – ISIN US040114HS26 (“Global Bonds GD30”) valued at closing of operations on November 30, 2023 in $328.50 per 1 NV.

d)

The amount of NV 0.002664 of Global Bonds of the Argentine Republic amortized in USD with due date on January 9, 2038, whose code is GD38 – ISIN US040114HU71 (“Global Bonds GD38”) valued at closing of operations on November 30, 2023 in $358.99 per 1 NV.

3.2)

7.00% of Dividends shall be paid as per respective shareholding in Pesos equivalent to $ 2.270185 per share, and it shall be destined to the payment of Income Tax Withholding on the dividend, except for those cases in which it does not correspond. Moreover, Dividends shall be paid in Pesos for those shareholders whose interest in the Company is not sufficient to receive the dividend portion in kind or in case it shall be necessary to complete the amount of fractions produced and/or round-ups due to fraction liquidation.

3.3)

1.32% of Dividends shall be paid as per the corresponding holdings, in USD equivalent to the amount of USD 0.001190 per share. Valued at the seller exchange rate of Banco de la Nación Argentina at closing on November 30, 2023.

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4) Holders of ADR (American Depositary Receipt) shall receive the corresponding payments  according to the respective deposit agreement through JP Morgan Chase Bank NA.

We inform, as it is in the public domain, that the exchange and trading regulations in force in the Argentine Republic have increased restrictions. Therefore, JP Morgan Chase Bank NA, ADRs depositary, may be hindered from paying Dividends.

5) It is hereby put on record that the Company’s share capital as of this date amounts to $ 1,514,022,256, and that the own shares in portfolio amount to a nominal value of 2,299,993, which are excluded from dividend.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 5, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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